UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 10, 2022

Commission File Number: 001-38283

InflaRx N.V.

(Translation of registrant's name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

On January 10, 2022, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Announces New Pipeline Program -- Oral C5aR Inhibitor.”

On January 10, 2022, the Company announced a new pipeline program, INF904, an oral small molecule inhibitor of C5aR. The Company expects to initiate a Phase I program in the second half of 2022 and plans to study INF904 in complement-mediated, chronic autoimmune and inflammatory diseases where oral administration is the preferred choice for patients. A copy of the press release is attached hereto as Exhibit 99.1 and is being furnished and shall not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

In connection with a conference to be held by H.C. Wainwright & Co. going live on January 10, 2022 and a conference to be held by J.P. Morgan on January 13, 2022, the Company has updated its corporate presentation (the “Corporate Presentation”). A copy of the Corporate Presentation is attached hereto as Exhibit 99.2 and is being furnished and shall not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.. The Corporate Presentation will also be made available in the Investors section on the Company’s website at www.inflarx.de.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: January 10, 2022	By:	/s/ Niels Riedemann
		Name:	Niels Riedemann
		Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated January 10, 2022
99.2	InflaRx N.V. Corporate Presentation

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